UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Society Pass Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83370P102

(CUSIP Number)

November 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83370P102	Schedule 13G

1.	Name of Reporting Persons Raynauld Liang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,264,950 (1)
	6.	Shared Voting Power 0
	7.

  Sole Dispositive Power

 1,264,950 shares of Common Stock, par value $0.0001 per share (“Common Stock”) and 200 shares of Series X Super Voting Preferred Stock, par value $0.0001 per share (“Super Voting Preferred Stock”).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,950 shares of Common Stock and 200 shares of Super Voting Preferred Stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.7% of the Common Stock and 5.7% of the Super Voting Preferred Stock.
12.	Type of Reporting Person (see instructions) IN

(1)	Mr. Liang owns 200 shares of Series X Super Voting Preferred Stock, $0.0001 par value per share, that is not registered under the Securities Exchange Act of 1934 (and has no CUSIP number) which entitles him to 10,000 votes per share when voting with the Common Stock as a single class, or 2,000,000 votes.

2

CUSIP No. 83370P102	Schedule 13G

Item 1.

(a) Name of Issuer: The name of the issuer is Society Pass Incorporated (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a corporation organized under the laws of the State of Nevada with principal executive offices at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

Item 2.

(a) Name of Person Filing: The name of the person filing is Mr. Raynauld Liang.

(b) Address of Principal Business Office, or if None, Residence: The principal executive office of Mr. Liang is 701 S. Carson Street, Suite 200, Carson City, NV 89701.

(c) Citizenship: Mr. Liang is a citizen of Singapore.

(d) Title of Class of Securities: The title of the class of securities is Common Stock, par value $0.0001 per share.

(e) CUSIP Number: The CUSIP number for the Common Stock is 83370P102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

Item 4. Ownership

(a) Amount beneficially owned: Mr. Liang owns 1,264,950 shares of Common Stock, par value $0.0001 per share (“Common Stock”) and 200 shares of Series X Super Voting Preferred Stock, par value $0.0001 per share (“Super Voting Preferred Stock”).

(b) Percent of class: Mr. Liang holds 6.7% of the issued and outstanding shares of the Common Stock and 5.7% of the issued and outstanding shares of the Super Voting Preferred Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Mr. Liang has the sole power to vote 3,264,950 (which includes 2,000,000 votes provided by the Super Voting Preferred Stock that votes together as a single class with the Common Stock) and 200 shares of the Super Voting Preferred Stock.

(ii) Shared power to vote or to direct the vote: Mr. Liang does not share voting power.

(iii) Sole power to dispose or to direct the disposition: 1,264,950 shares of Common Stock and 200 shares of Super Voting Preferred Stock.

(iv) Shared power to dispose or to direct the disposition: Mr. Liang does not share disposition power.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

By:	/s/Raynauld Liang
Raynauld Liang

5